December 30, 2025

Samantha Huang
Chief Executive Officer
Zeta Network Group
14 Wall Street, 20th Floor
New York, NY 10005

        Re: Zeta Network Group
            Registration Statement on Form F-3
            Filed December 22, 2025
            File No. 333-292327
Dear Samantha Huang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yilin Xu